SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005	Commission File Numbers (33-61893)

ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
(Name of Plan)

ROBBINS & MYERS, INC.
1400 Kettering Tower
Dayton, Ohio 45423
(937) 222-2610
(Name of Issuer of Security, held pursuant to Plan and address of its principal executive office)

REQUIRED INFORMATION
     The Robbins & Myers, Inc. Employee Savings Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974.
     Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed as Exhibit 99.1 to this Report:
(a)	Statements of Net Assets Available for Benefits — December 31, 2005 and 2004;

(b)	Statement of Changes in Net Assets Available for Benefits — for the year ended December 31, 2005;

(c)	Notes to Financial Statements;

(d)	Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2005;

(e)	Schedule H, Line 4j — Schedule of Reportable Transactions — for the year ended December 31, 2005;

(f)	Report of Independent Registered Public Accounting Firm.
     The consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in Registration statement on Form S-8 (No. 33-61893) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Robbins & Myers, Inc. Employee Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBBINS & MYERS, INC. EMPLOYEE SAVINGS PLAN
By	/s/ Kevin J. Brown
	Name:	Kevin J. Brown
	Title:	Member, Corporate Benefits Committee
	Dated:	June 29, 2006

INDEX TO EXHIBITS
     The following Exhibits are being filed with this Annual Report on Form 11-K:

Exhibit
(23)	CONSENT OF EXPERTS AND COUNSEL

23.1 Consent of Ernst & Young LLP.

(99)	ADDITIONAL EXHIBITS

99.1 Audited Financial Statement of Robbins & Myers, Inc. Employee Savings Plan as of December 31, 2005 and 2004 and for the year ended December 31, 2005.